SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 9, 2005	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Earnings Release for the First Quarter of 2005

Exhibit 1.1

Contact:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group +646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS FIRST QUARTER 2005 RESULTS

Hsinchu, Taiwan, May 10, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results as of and for the first quarter ended March 31, 2005.

Revenue for the first quarter of 2005 was NT$3,340 million or US$106 million, an increase of 8% from NT$3,090 million or US$98 million for the same period in 2004 and a decrease of 9% from NT$3,679 million or US$117 million for the fourth quarter of 2004. (The above and following numbers are based on an exchange rate of NT$31.545 against US$1.00 as of March 31, 2005.)

On a consolidated basis, the gross margin for the first quarter of 2005 was 20%, compared to 36% for the same period in 2004 and 23% for the fourth quarter of 2004. The gross margin in the first quarter of 2005 and fourth quarter of 2004 was lower than in previous periods due to effect of the consolidation of the financial results of CHANTEK ELECTRONIC CO., LTD. (“Chantek”) since April 1, 2004.

Net income for the first quarter of 2005 was NT$174 million or US$6 million, and NT$2.58 or US$0.08 per common share, compared to a net income of NT$539 million or US$17 million, and NT$9.03 or US$0.29 per common share, for the same period in 2004 and net income of NT$106 million or US$3 million, and NT$1.59 or US$0.05 per common share, for the fourth quarter of 2004.

The unaudited consolidated financial results of ChipMOS as of and for the first quarter ended March 31, 2005 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS Far East Limited, ChipMOS Logic TECHNOLOGIES INC. , Chantek, Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp., while the unaudited consolidated financial results as of and for the first quarter ended March 31, 2004 did not include the financial results of Chantek.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “While our revenues were at the high end of prior guidance, our profitability was negatively impacted by a higher cost of revenue. Demand for memory testing remained high while demand for mixed-signal assembly and testing was lower. In addition, we continued to strategically reduce our turnkey business excluding our module business.”

“We made several important announcements during the first quarter that we believe will help further strengthen our competitive position. In addition, we have recently reached the consensus to extend our contract with Himax Technologies Inc. (“Himax”) until the end of 2008. Under the new contract, Himax has guaranteed it will shift more of its Tape-Carrier-Package/Chip-on-film (“TCP/COF”) and Chip-On-Glass (“COG”) business to ChipMOS. Separately, we have recently completed the sale by our 70.3% owned subsidiary, ChipMOS Taiwan of its ownership interest in FIRST SEMICONDUCTOR TECHNOLOGY, INC. (“FST”) to FST.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We continued to execute our business and achieved above industry average profitability levels. Our gross margin for the first quarter ended March 31, 2005 remained strong at 20% primarily due to higher sales volumes and our ability to more efficiently leverage our cost structure. Our gross margin was partially offset by a higher cost of revenue and the effect of consolidating the financial results of Chantek. Total operating expenses in the first quarter of 2005 declined to US$8 million or 7% of revenue, compared to US$16 million or 14% of revenue in the prior fourth quarter, but increased compared to US$6 million or 7% of revenue in the first quarter of 2004. We also remained conservative in our capital expenditures (“CapEx”). CapEx spending for the first quarter of 2005 was US$32 million compared to US$76 million in the prior fourth quarter. We currently expect to maintain our conservative CapEx budget through 2005. Finally, our balance of cash and short-term investments was US$152 million at the end of the first quarter, giving us the liquidity necessary for our business operations. The sequential decline in our cash and short-term investments balance was due to our use of approximately US$81 million to repay bank loans and bonds in the first quarter.”

Looking forward, Mr. S.J. Cheng, commented, “We are currently optimistic about the outlook for the second quarter of 2005 based on our business fundamentals, current market conditions, improved inventory levels and anticipated customer programs. We currently expect that improving business trends witnessed in the first quarter will continue into the second quarter, allowing us to return to revenue and profit growth. For the second quarter of 2005, we currently expect total net revenue will be in the range of US$115 million to US$119 million.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2005 results on Monday, May 9, 2005 at 7:00 PM EST (7:00 AM, Mary 10, Taiwan time). The conference call-in number is 913-981-4901. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com.tw. A replay of the call will be available approximately 3 hours after the conclusion of the conference call and will be accessible by dialing 719-457-0820 and at ChipMOS’ website at http://www.chipmos.com.tw. The passcode for both the live call and the replay is 4863938.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– TABLES TO FOLLOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended March 31, 2005 and 2004

Figures in Million of U.S. dollars (USD)(1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP		US GAAP
	3 months ended March 31
	2005 USD	2004 USD	2005 USD
Net Revenue	105.9	97.9	105.9
Cost of Revenue	84.4	62.4	84.6

Gross Profits	21.5	35.5	21.3

Operating Expenses
R&D	2.1	2.3	2.1
M&S	0.7	0.4	0.7
G&A	4.9	3.7	5.6

Total Operating Expenses	7.7	6.4	8.4

Income from Operations	13.8	29.1	12.9

Other Expenses, Net	(2.3)	(0.3)	(2.0)

Income before Income Tax and Minority Interests	11.5	28.8	10.9
Income Tax Expense	(0.8)	(2.5)	(0.5)

Income before Minority Interests	10.7	26.3	10.4
Minority Interests	(5.2)	(9.2)	(5.1)

Net income	5.5	17.1	5.3

Earnings Per Share - Basic	0.08	0.29	0.08

Shares Outstanding (’K)-Basic	67,363	59,759	67,363

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 31.545 per U.S. dollar at the end of March, 2005.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended March 31, 2005 and 2004

Figures in Million of NT dollars

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP		US GAAP
	3 months ended March 31
	2005 NTD	2004 NTD	2005 NTD
Net Revenue	3,339.5	3,089.7	3,339.5
Cost of Revenue	2,662.5	1,969.6	2,667.6

Gross Profits	677.0	1,120.1	671.9

Operating Expenses
R&D	67.3	72.6	67.3
M&S	21.7	14.2	21.7
G&A	155.6	116.3	174.6

Total Operating Expenses	244.6	203.1	263.6

Income from Operations	432.4	917.0	408.3

Other Expenses, Net	(71.6)	(11.2)	(62.0)

Income before Income Tax and Minority Interests	360.8	905.8	346.3
Income Tax Expense	(24.4)	(77.5)	(16.8)

Income before Minority Interests	336.4	828.3	329.5

Minority Interests	(162.9)	(288.8)	(160.8)

Net income	173.5	539.5	168.7

Earnings Per Share - Basic	2.58	9.03	2.50

Shares Outstanding (’K)-Basic	67,363	59,759	67,363

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of March 31, 2005

Figures in Million of U.S. dollars (USD)(1)

	ROC GAAP		US GAAP
	Mar-05 USD	Dec-04 USD	Mar-05 USD	Dec-04 USD
ASSETS
Cash & Cash Equivalents	107.1	153.7	107.1	153.7
Short Term Investments	45.3	89.8	45.1	90.0
Accounts and Notes Receivables	113.5	107.8	113.5	107.8
Inventories	18.0	21.0	18.0	21.0
Other Current Assets	33.4	30.6	33.4	30.6

Total Current Assets	317.3	402.9	317.1	403.1

Long-term Investments	19.3	20.4	19.8	20.2

Property, Plant & Equipment-Net	550.6	552.4	549.5	552.0
Intangible Assets	9.9	10.1	9.9	10.1
Other Assets	16.1	14.2	15.8	13.9

Total Assets	913.2	1,000.0	912.1	999.3

LIABILITIES
Current Liabilities	114.0	187.5	114.0	187.5
Long Term Liabilities	210.8	241.2	210.8	241.2
Other Liabilities	25.6	24.4	25.5	24.5

Total Liabilities	350.4	453.1	350.3	453.2

Minority Interests	235.8	224.8	235.7	224.9

SHAREHOLDERS’ EQUITY
Capital Stock	0.7	0.7	0.7	0.7
Common Stock Option Warrants	3.6	3.7	3.6	3.7
Deferred Compensation	(1.3)	(1.6)	(1.3)	(1.6)
Capital Surplus	289.1	288.9	276.9	276.6
Legal Surplus	5.9	5.9	5.9	5.9
Retained Earnings (Accumulated Deficits)	37.0	31.5	48.3	43.0
Treasury Stock-Subsidiaries	(1.6)	(0.8)	(1.6)	(0.8)
Cumulated Translation Adjustment	(6.4)	(6.2)	(6.4)	(6.3)

Unrealized loss on long-term investments	—	—	—	—

Total Equity	327.0	322.1	326.1	321.2

Total Liabilities & Shareholders’ Equity	913.2	1,000.0	912.1	999.3

Note (1): Local currency amounts have been translated into U.S. dollars at the rate of 31.545 per U.S. dollar at the end of March, 2005.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of March 31, 2005

Figures in Million of NT dollars

	ROC GAAP		US GAAP
	Mar-05 NTD	Dec-04 NTD	Mar-05 NTD	Dec-04 NTD
ASSETS
Cash & Cash Equivalents	3,378.1	4,849.1	3,378.1	4,849.1
Short Term Investments	1,429.7	2,832.6	1,425.3	2,839.5
Accounts and Notes Receivables	3,578.9	3,399.4	3,578.9	3,399.4
Inventories	568.9	661.0	569.1	661.0
Other Current Assets	1,050.9	965.7	1,050.9	965.8

Total Current Assets	10,006.5	12,707.8	10,002.3	12,714.8

Long-term Investments	609.4	642.4	625.5	636.8

Property, Plant & Equipment-net	17,369.6	17,426.6	17,333.3	17,411.7
Intangible Assets	312.9	319.0	312.9	319.0
Other Assets	507.2	449.3	496.9	439.4

Total Assets	28,805.6	31,545.1	28,770.9	31,521.7

LIABILITIES
Current Liabilities	3,594.8	5,915.5	3,594.8	5,915.4
Long Term Liabilities	6,649.7	7,608.1	6,649.7	7,608.1
Other Liabilities	809.1	768.5	805.6	772.7

Total Liabilities	11,053.6	14,292.1	11,050.1	14,296.2

Minority Interests	7,437.9	7,092.5	7,436.3	7,092.9

SHAREHOLDERS’ EQUITY
Capital Stock	22.1	22.1	22.1	22.1
Common Stock Option Warrants	112.1	115.4	112.1	115.4
Deferred Compensation	(40.1)	(51.7)	(40.1)	(51.7)
Capital Surplus	9,120.7	9,113.3	8,733.9	8,726.6
Legal Surplus	187.4	187.4	187.4	187.4
Retained Earnings (Accumulated Deficits)	1,167.0	993.5	1,524.2	1,355.5
Treasury Stock-Subsidiaries	(51.9)	(25.5)	(51.9)	(25.5)
Cumulated Translation Adjustment	(202.6)	(193.4)	(202.6)	(196.6)
Unrealized loss on long-term investments	(0.6)	(0.6)	(0.6)	(0.6)

Total Equity	10,314.1	10,160.5	10,284.5	10,132.6

Total Liabilities & Shareholders’ Equity	28,805.6	31,545.1	28,770.9	31,521.7